NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007 You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

	Copies of the disclosure letters we sent today
	to the Philippine Stock Exchange and the Securities
	and Exchange Commission regarding the following
	matters:
	Press release issued by Moody’s Investors Service
	(Moody’s) entitled “Moody’s places PLDT’s LC issuer
	rating on review for possible upgrade; affirms bond
	rating”; and
1	Clarification of a news article published in the	6
2	March 11, 2009 issue of the Manila Standard Today.	4

Exhibit 1

March 11, 2009

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Atty. Pete M. Malabanan Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s places PLDT’s LC issuer rating on review for possible upgrade; affirms bond rating”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

March 11, 2009

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release issued by Moody’s Investors Service (Moody’s) attached thereto entitled “Moody’s places PLDT’s LC issuer rating on review for possible upgrade; affirms bond rating”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 11, 2009

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. _____________ (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City	1200
Address of principal office	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Moody’s Investors Service (Moody’s) entitled “Moody’s places PLDT’s LC issuer rating on review for possible upgrade; affirms bond rating”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: March 11, 2009

Exhibit 1

Moody’s Investors Service	Global Credit Research Rating Action 10 MAR 2009

Rating Action: Philippine Long Distance Telephone Company

Moody’s places PLDT’s LC issuer rating on review for possible upgrade; affirms bond rating

Approximately US$725 million of debt securities affected

Hong Kong, March 10, 2009 —Moody’s Investors Service has today placed Philippine Long Distance Telephone Company’s (“PLDT”) Baa2 senior unsecured local currency issuer rating under review for possibleupgrade. At the same time, Moody’s has affirmed PLDT’s Ba2/positive foreign currency bond rating.

“The review has been prompted by PLDT’s ability to retain a consistently strong operating and financial profile despite a slowing economic environment and rapidly deepening cellular penetration,” says Laura Acres, a Moody’s Vice President.

“The company currently holds a 52% subscriber market share in the Philippines wireless segment and 60% in the fixed-line business both of which contribute to PLDT’s healthy free cash flow generation capabilities,” adds Acres also Moody’s Lead Analyst for PLDT.

While PLDT maintained its high dividend payout and large capex in 2008, its financial profile with adjusted debt/EBITDA of around 1.0x and EBITDA -capex/Interest of over 9x, remained strong for its current rating level.

The review will focus on: 1) growth prospects at the consolidated level given near saturation levels of teledensity; 2) PLDT’s ongoing capex requirements for maintenance and rollout of next generation technologies; 3) its financial polices over the next 2 years especially with regard to leverage and uses of cash; and 4) the company’s liquidity risk profile.

Moody’s affirmation of PLDT’s foreign currency bond rating reflects the fact that the rating is unlikely to rise without an improvement in the Philippines foreign currency country ceiling.

The principal methodology used in rating PLDT was the Global Telecommunications Industry dated December 2007, which can be found at www.moodys.com in the Credit Policy & Methodologies directory, in the Ratings Methodologies subdirectory. The methodology outcome is A1 on a fully-consolidated basis based on results for 2008.

Other methodologies and factors that may have been considered in the process of rating this issuer can also be found in the Credit Policy & Methodologies directory.

The last rating action was taken on 19th March 2008 when PLDT’s senior unsecured local currency issuer rating was affirmed at Baa2 and the outlook changed to positive. At the same time foreign currency bond rating was affirmed at Ba2/positive.

PLDT is an integrated provider of fixed-line, broadband, cellular and ICT (Information and Communications Technology) services. As at 31st December 2008 it had 35.2 million cellular, 1.8 million fixed-line and 1.0 million broadband subscribers and is the country’s leading telecommunications service provider. It has a 52% subscriber market share for cellular telephony, 60% for fixed-line services and over 70% for broadband.

Major shareholders are First Pacific and NTT Communications/NTT DoCoMo, with effective common shareholdings of 26.3% and 20.9% as of January 2009. The remaining common shares are publicly held.

Hong Kong
Laura Acres
Vice President -Senior Analyst
Corporate Finance Group
Moody’s Asia Pacific Ltd.
JOURNALISTS: (852) 2916-1150

SUBSCRIBERS: (852) 3551-3077
Exhibit 1

Hong Kong
Gary Lau
Senior Vice President
Corporate Finance Group
Moody’s Asia Pacific Ltd.
JOURNALISTS: (852) 2916-1150
SUBSCRIBERS: (852) 3551-3077

CREDIT RATINGS ARE MOODY’S INVESTORS SERVICE, INC.’S (MIS) CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MIS DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. CREDIT RATINGS DO NOT CONSTITUTE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS ARE NOT RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. CREDIT RATINGS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MIS ISSUES ITS CREDIT RATINGS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

© Copyright 2009, Moody’s Investors Service, Inc. and/or its licensors including Moody’s Assurance Company, Inc. (together, “MOODY’S”). All rights reserved.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY COPYRIGHT LAW AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, such information is provided “as is” without warranty of any kind and MOODY’S, in particular, makes no representation or warranty, express or implied, as to the accuracy, timeliness, completeness, merchantability or fitness for any particular purpose of any such information. Under no circumstances shall MOODY’S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY’S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY’S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The credit ratings and financial reporting analysis observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information contained herein, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, holding or selling.

MOODY’S hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MOODY’S have, prior to assignment of any rating, agreed to pay to MOODY’S for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,400,000. Moody’s Corporation (MCO) and its wholly-owned credit rating agency subsidiary, Moody’s Investors Service (MIS), also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually on Moody’s website at www.moodys.com under the heading “Shareholder Relations -Corporate Governance -Director and Shareholder Affiliation Policy.”

Exhibit 2

March 11, 2009

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan
Corporation Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith three (3) copies of our letter dated March 11, 2009 to the Philippine Stock Exchange, Inc. in connection with the news article which appeared in the Cocktales column of today’s issue of the Manila Standard Today.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1. March 11, 2009

(Date of earliest event reported)

2. SEC Identification Number PW-55

3. BIR Tax Identification No. 000-488-793

4. PHILIPPINE LONG DISTANCE TELEPHONE COMPANY Exact name of issuer as specified in its charter

5.	PHILIPPINES 6. (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8. (632) 816-8553; 816-8556

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 2

11. Item 9 – Other Matters

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. dated March 11, 2009 in connection with the news article which appeared in the Cocktales column of today’s issue of the Manila Standard Today.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

March 11, 2009

Exhibit 2

March 11, 2009

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center

Pasig City

Attention:	Atty. Pete M. Malabanan Head, Disclosure Department

Ladies and Gentlemen:

We refer to your letter dated March 11, 2009 requesting for clarification/information regarding an article which appeared in the Cocktales column published in today’s issue of the Manila Standard Today, quoted as follows:

“...The PLDT Group is exploring the possibility of enlarging their one-board seat within the contested Manila Electric Co. to perhaps even buying out the entire Lopez shareholdings from the country’s largest power retailer.“

We advise that there are currently ongoing discussions between PLDT and the Lopez Group but no agreement has yet been reached or signed between the parties.

PLDT will make an appropriate disclosure as necessary.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 11, 2009